# Nasdaq Regulation



**William Slattery, CFA**
**Vice President**
Listing Qualifications

_By Electronic Mail_

February 16, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on February 16, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from SportsTek Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

> Units, each consisting of one Class A common stock and one-half of one redeemable warrant
> Class A common stock, par value $0.0001 per share
> Warrants, each whole warrant exercisable for one Class A share at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

_William Slattery_